SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[March 25, 2003]

Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ X ]     Form 40-F  [    ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]     No  [ X ]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

Date March 25, 2003

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Sakari Tamminen	Harri Luoto
Executive Vice President & CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

APPOINTMENTS TO THE BOARDS OF METSO’S BUSINESS AREAS

(Helsinki, Finland, March 25, 2003) – Metso Corporation’s (NYSE: MX; HEX: MEO) Board of Directors has appointed the Boards of Metso’s business areas as of today, March 25, 2003 as follows:

Metso Paper Inc.:
- Tor Bergman, President and CEO, Metso Corporation, Chairman of the Board
- Olli Vaartimo, Metso’s coming Executive Vice President and CFO, Vice Chairman as of April 22, 2003 replacing Sakari Tamminen, present Executive Vice
President, who will join Rautaruukki on April 22, 2003
- Markku Karlsson, Senior Vice President, Technology, Metso Corporation, Board
member
- Bertel Karlstedt, President, Metso Paper, Board member
- Matti Kähkönen, President, Metso Automation, Board member
- Juhani Pakkala, previous President of Metso Paper, Board member.

Metso Minerals Inc.:
- Tor Bergman, Chairman of the Board
- Olli Vaartimo, Vice Chairman as of April 22, 2003 replacing Sakari Tamminen
- Markku Karlsson, Board member,
- Jorma Karppinen, President, Process Automation Business Line, Metso
Automation, Board member
- Bertel Langenskiöld, the coming President of Metso Minerals.

Metso Automation Inc.:
- Tor Bergman, Chairman of the Board
- Olli Vaartimo, Vice Chairman as of April 22, 2003, replacing Sakari Tamminen
- Arto Aaltonen, Executive Vice President, Metso Paper, Board member
- Vesa Kainu, Executive Vice President, Metso Minerals, Board member
- Markku Karlsson, Board member
- Matti Kähkönen, Board member.

Metso Ventures:
- Tor Bergman, Chairman of the Board
- Olli Vaartimo, Vice Chairman as of April 22, 2003, replacing Sakari Tamminen
- Markku Karlsson, Board member
- Juhani Kyytsönen, Senior Vice President, Corporate Development, Metso, Board
member.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28, 500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.